IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD PRESERVES BALANCE SHEET; SUSPENDS DIVIDEND

Toronto, Ontario, December 11, 2013 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today that it has suspended future dividend payments until further notice.

IAMGOLD's President and CEO, Steve Letwin, said, "While our outlook for gold over the long term is optimistic, in light of the current gold price we are suspending the dividend to preserve our balance sheet. We are on target to reduce costs by $100 million this year and will continue to look for further reductions next year. This decision to suspend the dividend allows us to conserve cash and ensure we maintain the flexibility we need to take advantage of opportunities when they arise."

The Company continues to maintain $750 million in undrawn unsecured credit facilities.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with six operating gold mines (including current joint ventures) on three continents and one of the world's top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

Bob Tait, VP Investor Relations
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile (416) 670-3815

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/Home/default.aspx